Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO REPORT FULL YEAR 2025 PRELIMINARY REVENUES
ON FEBRUARY 2, 2026

January 20, 2026 – MILAN — Ermenegildo Zegna N.V. (NYSE: ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced that it will report its preliminary revenues for the full year of 2025 on Monday, February 2, 2026, at 6:30 a.m. ET (12:30 p.m. CET).

A conference call will follow at 8:00 a.m. ET (2:00 p.m. CET) and will also be accessible through a live webcast. Please refer to the details below.

The related press release and presentation will be available on the Investor Relations website within the “Financial Documents” section (ir.zegnagroup.com/financial-documents).

To participate in the call, please dial:
Italy: +39 06 9450 1060
United States: +1 646 233 4753
United Kingdom: +44 20 3936 2999

Access Code: 430813

Webcast link: https://events.q4inc.com/attendee/434854085

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.

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Contacts

Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
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